UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                  MIH Limited
 ------------------------------------------------------------------------------
                               (Name of Issuer)


                    Class A Ordinary Shares (no par value)
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G6116R10
                 --------------------------------------------
                                (CUSIP Number)


                               December 31, 2000
 ------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

                               Page 1 of 6 pages

-----------------------
  CUSIP NO.  G6116R10                       13G/A
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MIH (BVI) Limited
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            30,787,319*

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             30,787,319*

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          0

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,787,319*
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         52.9%**
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------

* Represents shares issuable upon conversion of 30,787,319 Class B Ordinary Shares of MIH Limited.

** Based on 58,162,775 Class A Ordinary Shares of MIH Limited outstanding (assuming conversion of 30,787,319 Class B Ordinary Shares into an equal number of Class A Ordinary Shares) as of January 3, 2001.

                               Page 2 of 6 pages

-----------------------
  CUSIP NO.  G6116R10                       13G/A
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MIH Holdings Limited
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         South Africa
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            30,787,319*

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             30,787,319*

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,787,319*
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         52.9%**
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------

* Represents shares issuable upon conversion of 30,787,319 Class B Ordinary Shares of MIH Limited beneficially owned by MIH (BVI) Limited, a wholly owned subsidiary of MIH Holdings Limited.

** Based on 58,162,775 Class A Ordinary Shares of MIH Limited outstanding (assuming conversion of 30,787,319 Class B Ordinary Shares into an equal number of Class A Ordinary Shares) as of January 3, 2001.

                               Page 3 of 6 pages

-----------------------
  CUSIP NO.  G6116R10                       13G/A
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MIH Investments (Proprietary) Limited*
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         South Africa
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            30,787,319**

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             30,787,319**

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,787,319**
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         52.9%***
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------

* MIH Investments (Proprietary) Limited is a wholly-owned subsidiary of Naspers Limited, a company organized under the laws of South Africa. Naspers Limited is not included on this Schedule 13G because it filed a Schedule 13D on April 21, 2000.

** Represents shares issuable upon conversion of 30,787,319 Class B Ordinary Shares of MIH Limited beneficially owned by MIH (BVI) Limited, an indirect subsidiary of MIH Investments (Proprietary) Limited.

*** Based on 58,162,775 Class A Ordinary Shares of MIH Limited outstanding (assuming conversion of 30,787,319 Class B Ordinary Shares into an equal number of Class A Ordinary Shares) as of January 3, 2001.

                               Page 4 of 6 pages

Item 1(a).      Name of Issuer:

                MIH Limited

Item 1(b).      Address of Issuer's Principal Executive Offices:

                Abbot Building
                Mount Street
                Tortola
                Road Town
                British Virgin Islands

Item 2(a).      Name of Persons Filing:

                MIH (BVI) Limited
                MIH Holdings Limited
                MIH Investments (Proprietary) Limited

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                MIH (BVI) Limited
                c/o Benfid Verwaltungs AG
                PO Box 4146 Baarerstrasse 19
                CH - 6304 Zug
                Switzerland

                MIH Holdings Limited
                251 Oak Avenue
                Randburg
                2194
                South Africa

                MIH Investments (Proprietary) Limited
                251 Oak Avenue
                Randburg
                2194
                South Africa

Item 2(c).      Citizenship:

                MIH (BVI) Limited - British Virgin Islands
                MIH Holdings Limited - South Africa
                MIH Investments (Proprietary) Limited - South Africa

Item 2(d).      Title of Class of Securities:

                Class A Ordinary Shares, no par value

Item 2(e).      CUSIP Number:

                G6116R10

Item 3.         Not Applicable

Item 4.         Ownership.

          (a).  Amount beneficially owned:

                See the responses to Item 9 on the attached cover pages.

          (b).  Percent of Class:

                See the responses to Item 11 on the attached cover pages.

          (c).  Number of shares as to which such person has:

                (i). Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

                (ii). Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

                (iii). Sole power to dispose or to direct the disposition

                               Page 5 of 6 pages
                       of: See the responses to Item 7 on the attached cover pages.

                (iv). Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.


Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not Applicable

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable

Item 9.         Notice of Dissolution of Group.

                Not Applicable

Item 10.        Certification.

                Not Applicable

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2001



                                   MIH HOLDINGS LIMITED, acting on
                                   behalf of itself, MIH (BVI)
                                   Limited and MIH Investments
                                   (Proprietary) Limited as per the
                                   Joint Filing Agreement dated
                                   February 14, 2000, filed as an
                                   exhibit to the Schedule 13G filed
                                   on February 14, 2000.

                                   by /s/ Jacobus D.T. Stofberg
                                      ---------------------------
                                      Name: Jacobus D.T. Stofberg
                                      Title: Director

                               Page 6 of 6 pages